As filed with the Securities and Exchange Commission on January 7, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CAMBRIDGE HEART, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	13-3679946
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1 Oak Park Drive

Bedford, Massachusetts 01730

(781) 271-1200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

David A. Chazanovitz

President and Chief Executive Officer

Cambridge Heart, Inc.

1 Oak Park Drive

Bedford, Massachusetts 01730

(781) 271-1200

(Name, Address, Including Zip Code, And Telephone Number, Including Area Code, of Agent For Service)

Joseph E. Mullaney III, Esq.

Michelle L. Basil, Esq.

Nutter McClennen & Fish, LLP

155 Seaport Boulevard

Boston, MA 02110

(617) 439-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee(3)
Common Stock, $0.001 par value per share	20,120,000	$0.63	$12,675,600	$1,492.00

(1)	Pursuant to Rule 416 under the Securities Act of 1933, we are also registering such indeterminate number of shares of common stock as may be issued pursuant to the anti-dilution provisions of our Series B Convertible Preferred Stock.

(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based upon the average of the high and low prices on the OTC Bulletin Board on January 5, 2005.

(3)	Calculated pursuant to Rule 457(c) based on an estimate of the proposed maximum aggregate offering price.

The Company hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. The selling stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling stockholders named in this prospectus are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated January 7, 2005

PROSPECTUS

CAMBRIDGE HEART, INC.

20,120,000 SHARES OF COMMON STOCK

This prospectus relates to resale by the selling stockholders named herein of up to 20,120,000 shares of our common stock, consisting of (i) 11,111,112 shares of our common stock currently issuable upon the conversion of outstanding shares of Series B Convertible Preferred Stock we previously issued in a private placement, (ii) 5,555,557 shares of our common stock currently issuable upon the conversion of shares of Series B Convertible Preferred Stock issuable upon the exercise of warrants that were issued in connection with the same private placement, (iii) 953,333 shares of our common stock currently issuable upon the exercise of warrants that were issued in connection with the same private placement and (iv) such additional shares of common stock as may be issued pursuant to the anti-dilution provisions of the Series B Convertible Preferred Stock.

Our common stock is traded on the OTC Bulletin Board under the symbol “CAMH.” The last reported sale price for our common stock on the OTC Bulletin Board on January 6, 2005 was $0.63 per share. You are urged to obtain current market quotations for our common stock. The selling stockholders may offer their shares of common stock from time to time, in the open market, in privately negotiated transactions, in an underwritten offering, or a combination of methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may engage brokers or dealers who may receive commissions or discounts from the selling stockholders. Any broker-dealer acquiring the common stock from the selling stockholders may sell these securities in normal market making activities, through other brokers on a principal or agency basis, in negotiated transactions, to its customers or through a combination of methods. See “Plan of Distribution” beginning on page 21. We will bear all of the expenses and fees incurred in registering the shares offered by this prospectus.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 6 for a discussion of the risks associated with our business.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                  , 2005.

Our executive offices are located at 1 Oak Park Drive, Bedford, MA 01730, our telephone number is (781) 271-1200 and our Internet address is www.cambridgeheart.com. The information on our Internet website is not incorporated by reference in this prospectus. Unless the context otherwise requires references in this prospectus to “Cambridge Heart,” “we,” “us,” and “our” refer to Cambridge Heart, Inc.

The Cambridge Heart logo, CH 2000, Microvolt T-Wave Alternans, Micro-V Alternans Sensors, Heartwave System and Heartwave are trademarks of Cambridge Heart. All other trademarks and service marks are the property of their respective owners.

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

PROSPECTUS SUMMARY

This summary highlights important features of this offering and information included or incorporated by reference into this prospectus. This summary may not contain all of the information that is important to you. You should read the entire prospectus carefully, including “Risk Factors” beginning on page 6 as well as the documents incorporated by reference, before deciding to invest in our common stock.

Cambridge Heart, Inc.

Cambridge Heart is engaged in the research, development and commercialization of products for the non-invasive diagnosis of cardiac disease. Using innovative technologies, we are addressing a key problem in cardiac diagnosis—the identification of those at risk of sudden cardiac arrest. Our products incorporate our proprietary technologies, Microvolt T-Wave Alternans, and are the only diagnostic tools cleared by the U.S. Food and Drug Administration, which we call the FDA, to non-invasively measure Microvolt levels of T-Wave Alternans, an extremely subtle beat-to-beat fluctuation in a patient’s heartbeat. The use of our products and technologies in the performance of a Microvolt T-Wave Alternans Test can detect these tiny heartbeat variations, measured down to one millionth of a volt, in patients whose heart rate has been elevated by exercise, pharmacologic agents or pacing through the use of our proprietary sensors which are placed on the patient’s chest. Published clinical data in a broad range of patients has shown that patients with symptoms of or at risk of life threatening arrhythmia who test positive are at increased risk for subsequent cardiac events, including sudden cardiac death, while those who test negative for Microvolt T-Wave Alternans are at minimal risk. This data has consistently shown that our Microvolt T-Wave Alternans technology is the only non-invasive test comparable or superior to the invasive “gold standard” electrophysiology study in the prediction of sudden death. Sudden cardiac arrest accounts for approximately one-third of all cardiac deaths, or over 300,000 deaths in the United States each year, and is the leading cause of death in people over the age of 45.

All of our products, including our Heartwave, CH 2000 and Micro-V Alternans Sensors, have received 510(k) clearance from the FDA for sale in the United States and all have received the CE mark for sale in Europe. They have also been approved for sale by the Ministry of Health in Japan. Our 510(k) clearance allows our Microvolt T-Wave Alternans Test to be used to test anyone with known, suspected, or at risk of ventricular tachyarrhythmia and/or sudden cardiac death and allows the claim that our Microvolt T-Wave Alternans Test is predictive of those events.

Recent Developments

On December 6, 2004, we entered into an agreement for the sale of $5.0 million of our Series B Preferred Stock to certain institutional and other private investors. We intend to use the proceeds of the financing for general corporate purposes, including working capital and the funding of operating losses. Under the terms of the financing, we issued and sold 5,000 shares of our Series B Preferred Stock at a purchase price of $1,000 per share. Each share of Series B Preferred Stock is convertible into a number of shares of common stock equal to $1,000 divided by the conversion price of the Series B Preferred Stock, which is currently $0.45. Each share of Series B Preferred Stock is currently convertible into approximately 2,222 shares of common stock. The total number of shares of common stock initially issuable upon conversion of the 5,000 shares of Series B Preferred Stock issued and sold in the financing is approximately 11,111,112. Investors in the financing received warrants to purchase an additional 2,500 shares of Series B Preferred Stock at an exercise price of $1,100 per share. In connection with this transaction, we also issued to the placement agent for the transaction warrants to purchase 953,333 shares of common stock at an exercise price of $0.495 per share. A more complete description of this financing is included elsewhere herein under “Description of Capital Stock – Preferred Stock.”

Corporate Information

Our executive offices are located at One Oak Park Drive, Bedford, MA, 01730, and our telephone number is 781-271-1200. We maintain a website with the address www.cambridgeheart.com. We are not including the information contained on our website as a part of, or incorporating it by reference into, this prospectus.

The Offering

Shares of common stock offered by the selling stockholders:	20,120,000 shares

Shares of common stock to be outstanding after this offering:	50,842,034*

Use of proceeds	Cambridge Heart will not receive any proceeds from the sale of shares in this offering.

OTC Bulletin Board Symbol	CAMH

Risk Factors	See page 6 for a discussion of the risks and uncertainties facing our business.

*	The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of December 31, 2004 (assuming the conversion of all outstanding shares of preferred stock as of such date) and excludes: (i) 18,805,852 shares issuable upon the exercise of outstanding options and warrants and (ii) 696,298 shares available for future grant or issuance under our stock option plans.

SUMMARY FINANCIAL DATA

The following table summarizes the financial data for our business. You should read this information with the discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes incorporated in this prospectus by reference to certain documents we have previously filed with the Securities and Exchange Commission.

	Year Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands, except per share data)
Statement of Operations Data:
Revenue	$2,136	$1,910	$3,112	$4,307	$6,945	$4,685	$3,713
Cost of goods sold	2,007	1,879	2,431	3,061	3,203	2,321	1,734

Gross profit	129	31	681	1,246	3,742	2,364	1,979

Costs and expenses:
Research and development	2,850	2,694	1,845	1,388	944	783	538
Selling, general and administrative	4,945	5,509	5,702	5,868	6,193	4,503	4,486

Total costs and expenses	7,795	8,203	7,547	7,256	7,137	5,286	5,024

Loss from operations	(7,666)	(8,172)	(6,866)	(6,010)	(3,395)	(2,922)	(3,045)
Interest income	331	585	413	104	20	14	31
Interest expense	—	(12)	(13)	(17)	(13)	(12)	(1)

Net loss	$(7,335)	$(7,599)	$(6,466)	$(5,923)	$(3,388)	$(2,920)	$(3,015)
Beneficial Conversion Feature	—	—	—	—	(1,533)	(1,533)	—

Net loss attributable to common stockholders	$(7,335)	$(7,599)	$(6,466)	$(5,923)	$(4,921)	$(4,453)	$(3,015)

Net loss per common share—basic and diluted	$(0.61)	$(0.50)	$(0.37)	$(0.30)	$(0.25)	$(0.23)	$(0.11)

Weighted average common shares outstanding—basic and diluted	11,933,261	15,331,565	17,340,789	19,450,062	19,663,460	19,610,458	28,240,311

	December 31,					September 30,
	1999	2000	2001	2002	2003	2004
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$9,176	$11,455	$8,738	$3,093	$5,609	$3,240
Working capital	8,950	11,258	8,669	3,152	6,389	4,102
Long term debt	0	0	101	6	4	2
Total assets	11,454	13,975	11,900	6,189	8,520	5,348
Total liabilities	1,404	1,293	1,981	2,032	1,620	799
Preferred stock	—	—	—	—	4,589	1,678
Warrants to acquire preferred stock	—	—	—	—	1,024	890
Accumulated deficit	(29,036)	(36,635)	(43,102)	(49,024)	(52,412)	(55,427)
Stockholders’ equity	$10,049	$12,682	$9,918	$4,156	$1,287	$1,981
Dividends—None

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before purchasing our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you could lose much if not all of the money you paid to buy our common stock.

We depend on our Microvolt T-Wave Alternans technology for a significant portion of our revenues, and if it does not achieve broad market acceptance our ability to execute our business plan and achieve meaningful revenues will be limited.

We believe that our ability to succeed in the future will depend, in large part, upon the successful commercialization and market acceptance of our Microvolt T-Wave Alternans technology. Market acceptance will depend upon our ability to demonstrate the diagnostic advantages and cost-effectiveness of this technology. The failure of our Microvolt T-Wave Alternans technology to achieve broad market acceptance, the failure of the market for our products to grow or to grow at the rate we anticipate, or a decline in the price of our products due to competitive pressures or a decline in the availability of reimbursement, would reduce our revenues and further limit our ability to succeed. This could have a material adverse effect on the market price of our common stock. We can give no assurance that we will be able to successfully commercialize or achieve market acceptance of our Microvolt T-Wave Alternans technology, or that our competitors will not develop competing technologies that are perceived to be superior to our technology.

We have never been able to fund our operations from cash generated by sales of our products, and if we cannot meet our capital requirements through the sale of debt or equity securities on terms favorable to us, we may not be able to continue as a going concern.

We have incurred substantial operating losses through September 30, 2004 and may never generate substantial revenues or achieve profitability on a quarterly or annual basis. We have financed our operating losses through the public and private sale of shares of our common stock and preferred stock. We do not expect to generate sufficient cash from our business to fund our operations for the foreseeable future, so that if we cannot obtain additional capital through equity or debt financings we will likely be unable to continue as a going concern. This would have a material adverse effect on our operations and the market price of our common stock. In the current economic environment, financing for technology and medical device companies has become increasingly difficult to obtain. Any additional financing may not be available in the amount we need or on terms favorable to us, if at all. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of Cambridge Heart by our stockholders would be reduced and the securities issued could have rights, preferences and privileges more favorable than those of our current stockholders.

Our sale of additional shares of common stock or any other securities exchangeable for shares of common stock is likely to dilute the book value of our common stock.

Our authorized capital includes 75,000,000 shares of common stock, of which 50,842,034 shares were issued and outstanding as of December 31, 2004 (assuming the conversion of all shares of preferred stock outstanding on such date). Our board of directors has the authority, without further action or vote of our stockholders, to issue all or a part of any authorized but unissued shares of our common stock. Such stock issuances may be made at a price which reflects a discount from the then-current trading price of our common stock. In addition, in order to raise capital that we need at today’s stock prices, we would likely need to issue securities which are convertible into or exercisable for a significant number of shares of our common stock. These issuances would dilute your percentage ownership interest, which will have the effect of reducing your influence on matters on which our stockholders vote, and might dilute the book value of our common stock. You may incur additional dilution of net tangible book value if holders of stock options or warrants, whether currently outstanding or subsequently granted, exercise their options or warrants to purchase shares of our common stock.

At December 31, 2004, 384,612 shares of our Series A preferred stock were outstanding, which are currently convertible into 4,999,956 shares of our common stock. At December 31, 2004, investors held warrants to acquire an additional 471,703 shares of our Series A preferred stock, which are currently convertible into 6,132,139 shares of our common stock. In December 2004, we issued 5,000 shares of our Series B preferred stock in a private placement, which are currently convertible into 11,111,112 shares of our common stock, as well as, warrants to acquire an additional 2,500 shares of our Series B preferred stock, which are currently convertible into 5,555,557 shares of our common stock and common stock warrants to the placement agent to acquire an additional 953,333 shares of our common stock.

You will incur additional dilution of net tangible book value if the holders of our preferred stock convert their shares of preferred stock into shares of our common stock. As of December 31, 2004, investors had exercised their rights to convert 1,006,755 shares of Series A preferred stock into 13,087,815 shares of our common stock.

Our quarterly revenues, operating results and profitability will vary from quarter to quarter, which may result in volatility in our stock price.

Our quarterly revenues and operating results have varied in the past and are likely to continue to vary significantly from quarter to quarter. This may lead to volatility in our stock price. These fluctuations are due to several factors relating to the sale of our products, including:

•	the timing of our sales transactions;

•	unpredictable sales cycles;

•	the timing of introduction and market acceptance of new products or product enhancements by us or our competitors;

•	changes in our operating expenses;

•	product quality problems; and

•	personnel changes and fluctuations in economic and financial market conditions.

We believe that period-to-period comparisons of our results of operations are not necessarily meaningful. There can be no assurance that future revenues and results of operations will not vary substantially. It is also possible that in future quarters our results of operations will be below the expectations of investors, analysts or our announced guidance, if any. In any such case, the price of our common stock could be materially adversely affected.

Financial investors may have interests different than you or our management, and may be able to impact corporate actions requiring stockholder approval because they own a significant amount of our common stock.

In connection with the December 2004 financing we issued securities which are currently convertible into approximately 44.3% of the total number of shares of our common stock (on an as-converted basis) that were outstanding immediately prior to such issuance. Under certain circumstances these securities may become convertible into an even greater number of shares. In future financings we may also issue securities which are convertible into or exercisable for a significant number of shares of our outstanding common stock. Financial investors may have short-term financial interests different from our long-term goals and the long-term goals of our other stockholders. In addition, based on the significant ownership of our outstanding common stock, financial investors may be able to impact corporate actions requiring stockholder approval.

We will likely need additional financing for our future capital needs and may not be able to raise additional funds on terms acceptable to us, if at all.

We believe that the financial resources available to us, including our current working capital, will be sufficient to finance our planned operations and capital expenditures for at least the next 12 months. If during this time we are unable to increase our revenue and achieve positive cash flow, we will need to raise additional funds. We may also need additional financing sooner if:

•	we decide to accelerate our research and development efforts;

•	we decide to expand our marketing and sales capabilities faster than currently planned;

•	we develop new or enhanced services or products ahead of schedule;

•	we decide to undertake new sales and/or marketing initiatives;

•	we are required to defend or enforce our intellectual property rights;

•	sales of our products do not meet our expectations in the United States or internationally;

•	we need to respond to competitive pressures; or

•	we decide to acquire complementary products, businesses or technologies.

We can provide no assurance that we will be able to raise additional funds on terms acceptable to us, if at all. If future financing is not available or is not available on acceptable terms, we may not be able to fund our future needs which would significantly limit our ability to implement our business plan. In addition, we may have to issue securities that may have rights, preferences and privileges senior to our common stock. If we are unable to obtain sufficient additional funding when needed, we may have to significantly cut back our operations, sell some or all of our assets, license potentially valuable technologies to third parties and/or cease operations. In addition, if we raise additional capital by issuing additional equity or convertible debt securities, our existing stockholders could suffer significant dilution.

The results of future clinical studies may not support the usefulness of our technology.

We are continuing to participate in clinical studies relating to our Microvolt T-Wave Alternans technology and Micro-V Alternans Sensors in order to more firmly establish the predictive value of such technologies. Although studies on high-risk patients to date have indicated that the measurement of Microvolt T-Wave Alternans to predict the vulnerability to ventricular arrhythmia and sudden cardiac death is excellent in certain patient populations, we do not know whether the results of such studies on other patient populations will continue to be favorable. Any clinical studies or trials which fail to demonstrate that the measurement of Microvolt T-Wave Alternans is at least comparable in accuracy to alternative diagnostic tests, or which otherwise call into question the cost-effectiveness, efficacy or safety of our technologies, would have a material adverse effect on our business, financial condition and results of operations.

We may have difficulty responding to changing technology.

The medical device market is characterized by rapidly advancing technology. Our future success will depend, in large part, upon our ability to anticipate and keep pace with advancing technology and competitive innovations. However, we may not be successful in identifying, developing and marketing new products or enhancing our existing products. In addition, we can give no assurance that new products or alternative diagnostic techniques may be developed that will render our current or planned products obsolete or inferior. Rapid technological development by competitors may result in our products becoming obsolete before we recover a significant portion of the research, development and commercialization expenses incurred with respect to such products.

We depend exclusively on third parties to support the commercialization of our products internationally.

We market our products internationally through independent distributors. These distributors also distribute competing products under certain circumstances. The loss of a significant international distributor could have a material adverse effect on our business if a new distributor, sales representative or other suitable sales organization cannot be found on a timely basis in the relevant geographic market. Because we rely on distributors for international sales, any revenues we receive in those territories will depend upon the efforts of our distributors. Furthermore, we cannot be sure that a distributor will market our products successfully or that the terms of any future distribution arrangements will be acceptable to us. In the three and nine month periods ended September 30, 2004, 15% and 14%, respectively, of our revenue came from the sale of product to international distributors.

We face substantial competition in the market for cardiac diagnostic devices from substantially larger and better financed competition, which may result in others discovering, developing or commercializing competing products more successfully than we do.

Competition from competitors’ medical devices that diagnose cardiac disease is intense and likely to increase. Our success will depend on our ability to develop products and apply our technologies, as well as our ability to establish and maintain a market for our products. We compete with manufacturers of electrocardiogram stress tests, the conventional method of diagnosing ischemic heart disease, as well as with manufacturers of other invasive and non-invasive tests, including EP testing, electrocardiograms, Holter monitors, ultrasound tests and systems of measuring cardiac late potentials. GE Medical Systems has introduced an analysis system it claims can measure t-wave alternans. GE Medical Systems has received concurrence from the FDA of its 510(k) allowing it to distribute the product in the United States. Many of our current as well as prospective competitors have substantially greater capital resources, name recognition, research and development experience and regulatory, manufacturing and marketing capabilities. Many of these competitors offer broad, well-established product lines and ancillary services not offered by Cambridge Heart. Some of our competitors also enjoy long-term or preferential supply arrangements with physicians and hospitals which may act as a barrier to market entry.

We obtain critical components and subassemblies for the manufacture of our products from a limited group of suppliers, and if our suppliers fail to meet our requirements we may be unable to meet customer demand and our customer relationships would suffer.

We do not have long-term contracts with our suppliers. Our dependence on a single supplier or limited group of smaller suppliers for critical components and sub-assemblies exposes us to several risks, including:

•	a potential for interruption, or inconsistency in the supply of components or sub-assemblies, leading to backorders and product shortages;

•	a potential for inconsistent quality of components or sub-assemblies supplied, leading to reduced customer satisfaction or increased product costs and delays in shipments of our products to customers and distributors; and

•	inconsistent pricing.

From time to time in the past, we have experienced temporary difficulties in receiving timely shipment of key components from our suppliers. We can give no assurance that we would be able to identify and qualify additional suppliers of critical components and sub-assemblies in a timely manner. Further, a significant increase in the price of one or more key components or sub-assemblies included in our products could seriously harm our results of operations.

Risks Related to the Market for Cardiac Diagnostic Equipment

If we are not able to both obtain and maintain adequate levels of third-party reimbursement for our products, it would have a material adverse affect on our business.

Our revenues are primarily derived from sales of our Heartwave systems and Micro-V Alternans Sensors. Our ability to successfully commercialize these products depends on our first obtaining, and then maintaining, adequate levels of third-party reimbursement for use of these products by our customers. The amount of reimbursement in the United States that is available for clinical use of the Microvolt T-Wave Alternans Test varies. In the United States, the cost of medical care is funded, in substantial part, by government insurance programs, such as Medicare and Medicaid, and private and corporate health insurance plans. Third-party payers will seek to deny reimbursement if they determine that a prescribed device is not used in accordance with cost-effective treatment methods as determined by the payer, or is experimental, investigations unnecessary or inappropriate. We do not know whether the reimbursement level in the United States for the Microvolt T-Wave Alternans Test will increase in the future or that reimbursement amounts will not reduce the demand for, or the price of, the Heartwave system. Difficulties in obtaining reimbursement, or the inadequacy of the reimbursement obtained, for Microvolt T-Wave Alternans Tests using the Heartwave system could have a material adverse effect on our business.

We could be exposed to significant liability claims if we are unable to obtain insurance at acceptable costs and adequate levels or otherwise protect ourselves against potential product liability claims.

The testing, manufacture, marketing and sale of medical devices entail the inherent risk of liability claims or product recalls. Although we maintain product liability insurance in the United States and in other countries in which we conduct business, including clinical trials and product marketing and sales, such coverage may not be adequate. Product liability insurance is expensive and in the future may not be available on acceptable terms, if at all. A successful product liability claim or product recall could inhibit or prevent commercialization of our Heartwave systems, cause a significant financial burden on Cambridge Heart, or both, which in either case could have a material adverse effect on our business, financial condition and ability to market both systems as currently contemplated.

Our ability to build a successful business depends on our ability to first obtain, and then maintain, patent protection for our products and technologies.

Our success will depend, in large part, on our ability to obtain patent protection for our products both in the United States and in other countries and then enforce these patents. However, the patent positions of medical device companies, including Cambridge Heart, are generally uncertain and involve complex legal and factual questions. We can give no assurance that patents will issue as a result of any patent applications we own or license or that, if patents do issue, the claims allowed will be sufficiently broad to protect our proprietary technologies. In addition, any issued patents we own or license may be challenged, invalidated or circumvented, and the rights granted under issued patents may not provide us with competitive advantages. We also rely on unpatented trade secrets to protect our proprietary technologies, and we can give no assurance that others will not independently develop or otherwise acquire substantially equivalent techniques, or otherwise gain access to our proprietary technologies, or disclose such technology or that we can ultimately protect meaningful rights to such unpatented proprietary technologies.

Any claim by others that we infringe their intellectual property rights, whether intentionally or otherwise, could materially and adversely affect our business.

Our success will depend, in part, on our ability to avoid infringing the intellectual property rights of others and/or breaching the licenses upon which our products and technologies are based. We have licensed significant technology and patents from third parties, including patents and technology relating to Microvolt T-Wave Alternans licensed from The Massachusetts Institute of Technology. Our license of patents and patent applications impose various commercialization, sublicensing, insurance, royalty and other obligations on our part. If we fail to comply with these requirements, licenses could convert from being exclusive to non-exclusive in nature or could terminate, either of which would adversely affect our business.

Any future litigation over intellectual property rights would likely involve significant expense on our part as well as distract our management from day-to-day business operations.

The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights. Litigation, which would likely result in substantial cost to us, may be necessary to enforce any patents issued or licensed to us and/or to determine the scope and validity of others’ proprietary rights. In particular, our competitors and other third parties hold issued patents and are assumed to hold pending patent applications, which may result in claims of infringement against us or other patent litigation. We also may have to participate in interference proceedings declared by the United States Patent and Trademark Office to determine the priority of inventions, which could result in substantial cost. Furthermore, we may have to participate at substantial cost in International Trade Commission proceedings to abate importation of products which would compete unfairly with our products.

Risks Relating to an Investment in Our Common Stock

Our common stock is considered a “penny stock” and may be difficult to sell.

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. Presently, the market price of our common stock is substantially less than $5.00 per share and therefore is designated as a “penny stock” according to SEC rules. SEC rules require any broker or dealer selling such securities to obtain a written agreement to the transaction from the purchaser setting forth the identity and quantity of securities to be purchased, to determine that the securities are suitable for the purchaser and that the purchaser has sufficient knowledge and experience in financial matters to be capable of evaluating the risk of investment in such securities, to provide to the purchaser a written statement setting forth the basis upon which the broker has determined the investment to be suitable, and to obtain a written acknowledgement from the purchaser of the substance of the basis for the determination. These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of investors to sell their shares. In addition, since our common stock is only traded on the OTC Bulletin Board, investors may find it difficult to obtain accurate quotations of our common stock.

Our stock price could be extremely volatile, and you may not be able to resell your shares at or above the price you paid for such shares. You may lose all or a significant portion of your investment.

The stock market has experienced significant price and volume fluctuations, and the market prices of biotechnology companies have been highly volatile. In addition, broad market and industry fluctuations that are not within our control may adversely affect the trading price of our common stock. During the period from January 1, 2002 to September 30, 2004, the closing sale price of our common stock ranged from a high of $3.05 per share to a low of $0.25 per share. As a result, you may not be able to resell your shares at or above the price you paid for such shares. You must be willing to bear the risk of fluctuations in the price of our common stock and the risk that the value of your investment in our stock could decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly under the heading “Risk Factors,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares offered pursuant to this prospectus. The selling stockholders will receive all of the proceeds from the sale of the shares of common stock offered by this prospectus.

The selling stockholders will pay any expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants.

SELLING STOCKHOLDERS

The shares of common stock covered by this prospectus are issuable upon (i) the conversion of outstanding shares of Series B Preferred Stock we issued in a private placement on December 6, 2004 and (ii) the conversion of shares of Series B Preferred Stock issuable upon the exercise of warrants which were issued in the private placement. The warrants expire in December 2009. The following table sets forth, to our knowledge, certain information about the selling stockholders as of December 6, 2004.

We do not know when or in what amounts the selling stockholders may offer shares for sale. The selling stockholders may not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of shares that will be held by the selling stockholders after completion of the offering. For purposes of this table, however, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. All calculations assume the conversion of all shares of Series A and Series B Preferred stock outstanding at December 31, 2004. Pursuant to the terms of the Series B Certificate of Designations, the holders of shares of Series B Preferred Stock do not have the right to convert their shares of Series B Preferred Stock to common stock to the extent that after giving effect to such conversion, the stockholder together with the stockholder’s affiliates would have beneficial ownership of more than 4.99% of the outstanding common stock immediately after the conversion. Shares of common stock issuable upon the exercise of warrants and/or stock options that are exercisable within 60 days after January 1, 2005 are deemed outstanding only for computing the percentage ownership of the stockholder holding the warrants and/or options, but are not deemed outstanding for computing the percentage ownership of any other stockholder. Unless otherwise indicated below, to our knowledge, all stockholders named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the stockholders named below.

	Shares of Common Stock Beneficially Owned Prior to Offering			Number of Shares of Common Stock Being Offered	Shares of Common Stock to be Beneficially Owned After Offering
Name of Selling Stockholder(1)	Number		Percentage		Number	Percentage
Bristol Investment Fund, Ltd.	3,333,333	(2)	6.4%	3,333,333	—	*	%
ProMed Offshore Fund II, Ltd.	1,806,222	(3)	3.5	1,806,222	—	*
Alpha Capital Aktiengesellschaft	1,666,667	(4)	3.2	1,666,667	—	*
SF Capital Partners Ltd.	1,666,667	(4)	3.2	1,666,667	—	*
SDS Capital Group SPC, Ltd.	1,666,667	(4)	3.2	1,666,667	—	*
The Tail Wind Fund Ltd.	3,253,025	(5)	6.3	1,166,667	2,086,358	4.1
Bluegrass Growth Fund, L.P.	833,334	(6)	1.6	833,334	—	*
Bluegrass Growth Fund, Ltd.	833,334	(6)	1.6	833,334	—	*
The Alan W. Steinberg Limited Partnership	833,334	(6)	1.6	833,334	—	*
Valley Forge Investments Ltd.	833,334	(6)	1.6	833,334	—	*
Paul Scharfer	588,888	(7)	1.1	588,888	—	*
David B. Musket	5,917,443	(8)	11.5	506,667	5,410,776	10.6
Balestra Spectrum Partners, LLC	500,000	(9)	1.0	500,000	—	*
ProMed Partners II, L.P.	412,666	(10)	0.8	362,666	50,000	*
Gregg S. Goldstein	711,333	(11)	1.4	333,333	378,000	*
Luis F. Martins	333,333	(11)	0.7	333,333	—	*
Barry Kurokawa	4,207,720	(12)	8.2	172,223	4,035,497	7.9
Easton Capital Corp. Defined Benefit Plan	100,000	(13)	*	100,000	—	*
Joshua Golomb	50,000	(14)	*	50,000	—	*
Joseph E. Mullaney III, Esq.	33,333	(15)	*	33,333	—	*

*	Less than one percent.

(1)	The term “selling stockholder” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholders as a gift, pledge, partnership distribution or other non-sale related transfer.

(2)	Includes (i) 2,222,222 shares of common stock that are currently issuable upon the conversion of 1,000 shares of Series B Preferred Stock and (ii) 1,111,111 shares of common stock that are currently issuable upon conversion of 500 shares of Series B Preferred Stock issuable upon exercise of a warrant that is currently exercisable.

(3)	Includes 1,128,889 shares of common stock that are issuable upon the conversion of 508 shares of Series B Preferred Stock, 564,444 shares of common stock issuable upon conversion of 254 shares of Series B Preferred Stock issuable upon exercise of a warrant that is currently exercisable, and 112,889 shares of common stock that are issuable upon the exercise of a warrant that is currently exercisable.

(4)	Includes 1,111,111 shares of common stock that are issuable upon the conversion of 500 shares of Series B Preferred Stock and 555,556 shares of common stock issuable upon conversion of 250 shares of Series B Preferred Stock issuable upon exercise of a warrant that is currently exercisable.

(5)	Includes 777,778 shares of common stock that are issuable upon the conversion of 350 shares of Series B Preferred Stock and 388,889 shares of common stock issuable upon conversion of 175 shares of Series B Preferred Stock issuable upon exercise of a warrant that is currently exercisable. Based upon the Schedule 13G/A filed on February 12, 2004 by The Tail Wind Fund Ltd, also includes 2,068,358 shares beneficially owned by The Tail Wind Fund Ltd.

(6)	Includes 555,556 shares of common stock that are issuable upon the conversion of 250 shares of Series B Preferred Stock and 277,778 shares of common stock issuable upon conversion of 125 shares of Series B Preferred Stock issuable upon exercise of a warrant that is currently exercisable.

(7)	Includes 222,222 shares of common stock that are issuable upon the conversion of 100 shares of Series B Preferred Stock, 111,111 shares of common stock issuable upon conversion of 50 shares of Series B Preferred Stock issuable upon exercise of a warrant that is currently exercisable, and 255,555 shares of common stock issuable upon exercise of a warrant that is currently exercisable.

(8)	Includes 111,111 shares of common stock that are issuable upon the conversion of 100 shares of Series B Preferred Stock, 55,556 shares of common stock issuable upon conversion of 25 shares of Series B Preferred Stock issuable upon exercise of a warrant that is currently exercisable, and 340,000 shares of common stock issuable upon exercise of a warrant that is currently exercisable. Based upon the Schedule 13G/A filed on January 15, 2005 by ProMed Partners, L.P., ProMed Partners II, L.P., ProMed Offshore Fund, Ltd., ProMed Offshore Fund II, Ltd., ProMed Management, Inc., ProMed Asset Management, L.L.C., David B. Musket, and Barry Kurokawa, also includes 4,015,497 shares deemed to be beneficially owned by Mr. Musket, who has shared voting power over such shares but as to which Mr. Musket disclaims beneficial ownership.

(9)	Includes 333,333 shares of common stock that are issuable upon the conversion of 150 shares of Series B Preferred Stock and 166,667 shares of common stock issuable upon conversion of 75 shares of Series B Preferred Stock issuable upon exercise of a warrant that is currently exercisable.

(10)	Includes 226,667 shares of common stock that are issuable upon the conversion of 102 shares of Series B Preferred Stock, 113,333 shares of common stock issuable upon conversion of 51 shares of Series B Preferred Stock issuable upon exercise of a warrant that is currently exercisable, and 22,666 shares of common stock issuable upon exercise of a warrant that is currently exercisable.

(11)	Includes 222,222 shares of common stock that are issuable upon the conversion of 100 shares of Series B Preferred Stock and 111,111 shares of common stock issuable upon conversion of 50 shares of Series B Preferred Stock issuable upon exercise of a warrant that is currently exercisable.

(12)	Includes 172,223 shares of common stock issuable upon exercise of a warrant that is currently exercisable. Based upon the Schedule 13G/A filed on January 15, 2005 by ProMed Partners, L.P., ProMed Partners II, L.P., ProMed Offshore Fund, Ltd., ProMed Offshore Fund II, Ltd., ProMed Management, Inc., ProMed Asset Management, L.L.C., David B. Musket, and Barry Kurokawa, also includes 4,015,497 shares deemed to be beneficially owned by Mr. Kurokawa, who has shared voting power over such shares but as to which Mr. Kurokawa disclaims beneficial ownership.

(13)	Includes 66,667 shares of common stock that are issuable upon the conversion of 30 shares of Series B Preferred Stock and 33,333 shares of common stock issuable upon conversion of 15 shares of Series B Preferred Stock issuable upon exercise of a warrant that is currently exercisable.

(14)	Includes 50,000 shares of common stock issuable upon exercise of a warrant that is currently exercisable.

(15)	Includes 22,222 shares of common stock that are issuable upon the conversion of 10 shares of Series B Preferred Stock and 11,111 shares of common stock issuable upon conversion of 5 shares of Series B Preferred Stock issuable upon exercise of a warrant that is currently exercisable.

DESCRIPTION OF CAPITAL STOCK

Common Stock

We are authorized to issue 75,000,000 shares of common stock, $0.001 par value per share. As of December 31, 2004, there were 34,730,965 shares of common stock outstanding, held of record by approximately 160 stockholders. Our common stock is traded on the OTC Bulletin Board under the symbol “CAMH.” Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to a preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of Cambridge Heart, the holders of common stock are entitled to receive ratably the net assets of Cambridge Heart available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. The outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by the rights of the holders of shares Series A Preferred Stock, Series B Preferred Stock, and of any additional series of preferred stock which we may designate and issue in the future.

Common Stock Warrants

The Tail Wind Warrants. As part of the purchase agreement dated December 21, 2001 between Cambridge Heart and the 2001 Tail Wind investors, we issued warrants that expire on December 21, 2006 to purchase 632,184 shares of our common stock at an exercise price per share of $2.28. In May 2003, in connection with the private placement of our Series A Preferred Stock, the per share exercise price of these warrants was adjusted downward to $0.285 in accordance with the adjustment provisions contained in these warrants and described below. As of December 31, 2004, none of the warrants issued to the 2001 Tail Wind investors has been exercised. The per share exercise price of the warrants issued to the 2001 Tail Wind investors is subject to adjustment in certain events including but not limited to the following:

•	if we declare a dividend or make any distribution to shareholders payable in common stock, subdivide or combine our common stock or reclassify of our common stock; or

•	if there is a merger, consolidation or reorganization of Cambridge Heart or the sale of substantially all of our assets; or

•	until December 21, 2003, if we sell any shares of our common stock at a price per share less than exercise price per share of the warrants issued to the 2001 Tail Wind investors, the per share exercise price of the warrants issued to the 2001 Tail Wind investors will be reduced to that lower price.

The Sunrise Warrants. As part of the subscription agreements dated October 5, 1999, October 25, 1999 and January 11, 2000 between Cambridge Heart and the Sunrise investors, and the sale agency agreement dated August 16, 1999 between Cambridge Heart and Sunrise Securities Corp., we issued warrants that expire on October 5, 2004, October 25, 2004 and January 11, 2005 for the purchase of 290,412, 12,857 and 120,000 shares of our common stock, respectively, at a per share exercise price of $3.50. As part of the fee paid to Sunrise Securities Corp., we issued warrants that expire on October 5, 2004, October 25, 2004 and January 11, 2005 for the purchase of an aggregate of 151,305 shares of our common stock at a per share price of $4.20. As of December 31, 2004, warrants for the purchase of 439,013 shares of common stock issued to the Sunrise investors have been exercised.

As part of the subscription agreements dated September 9, 2000 between Cambridge Heart and the additional Sunrise investors, and the sales agency agreement dated September 6, 2000 between Cambridge Heart and Sunrise Securities Corp., we issued warrants that expire on September 14, 2005 for the purchase of 717,000 shares of our common stock at a per share exercise price of $3.50. As part of the fee paid to Sunrise Securities Corp., we issued warrants that expire on September 14, 2005 for the purchase of 143,400 shares of our common stock at a per share exercise price of $4.20. As of December 31, 2004, warrants for the purchase of 209,860 shares of common stock issued to the additional Sunrise investors have been exercised.

The per share exercise price of the warrants issued to the Sunrise investors is subject to adjustment in certain events including but not limited to the following:

•	if we declare a dividend or make any distribution to our shareholders payable in stock or other securities convertible into stock, subdivide or combine our common stock or reclassify of our common stock; or

•	if there is a merger, consolidation or reorganization of Cambridge Heart or the sale of substantially all of our assets.

The Silicon Valley Bank Warrant. In connection with a Loan and Security Agreement dated September 26, 2002 between Cambridge Heart and Silicon Valley Bank, we issued a warrant that expires on September 26, 2007 to purchase 21,053 shares of our common stock at a per share exercise price of $2.28. In May 2003, in connection with the private placement of our Series A Preferred Stock, the per share exercise price of this warrants was adjusted downward to $1.2968 and the number of shares issuable upon exercise of this warrant increased to 37,015 in accordance with the adjustment provisions contained in an Antidilution Agreement dated September 23, 2002 between Cambridge Heart and Silicon Valley Bank, which Agreement expired on September 26, 2004.

2004 Placement Agent Warrant. In connection with our private placement of Series B Preferred Stock in December 2004 we issued to the placement agent for the transaction a warrant to acquire 953,333 shares of our common stock at a price of $0.495 per share. These warrants expire on December 6, 2009.

Preferred Stock

Our certificate of incorporation authorizes us to issue up to 2,000,000 shares of preferred stock, of which 389,612 shares are outstanding. Under the terms of our certificate of incorporation, the board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue such shares of preferred stock in one or more series. Each such series of preferred stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the board of directors.

The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third part to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of Cambridge Heart. Other than the Series A Preferred Stock and the Series B Preferred Stock discussed next, we have no present plans to issue any shares of preferred stock.

Series A Convertible Preferred Stock

Pursuant to the Certificate of Designations of the Preferred Stock of Cambridge Heart, Inc. to be Designated Series A Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on May 12, 2003, 1,975,000 shares of our preferred stock are designated as Series A Convertible Preferred Stock having the following rights:

•	Each share of Series A Preferred Stock is convertible into a number of shares of common stock equal to $4.42 divided by the conversion price of the Series A Preferred Stock, which is $0.34.

•	In the event of our liquidation, dissolution, or winding up or upon a merger or consolidation, or the sale of all or substantially all of our assets, each share of Series A Preferred Stock is entitled to receive a liquidation preference equal to $4.42 per share prior to the payment of any amount to the holders of common stock, the holders of Series B Preferred Stock, or the holders of any other class of securities that is junior to the Series A Preferred Stock.

•	The holders of Series A Preferred Stock are entitled to vote, on an as-if converted basis, along with the holders of our common stock on all matters on which holders of common stock are entitled to vote.

•

The holders of the Series A Preferred Stock (other than Medtronic, Inc. and The Tail Wind Fund Ltd.) voting as a separate class, are entitled to elect two members to the Board of Directors of the Company. In addition, the holders of the Series A Preferred Stock (other than Medtronic, Inc. and The Tail Wind

Fund Ltd.) will be entitled to elect one additional member of the Board of Directors following the payment of an aggregate of $1.5 million for the purchase of shares of Series A Preferred Stock upon exercise of the warrants issued pursuant to the Securities Purchase Agreement, dated as of May 12, 2003, and will be entitled to elect another member of the Board of Directors following the payment of an aggregate of $3.0 million for the purchase of shares of Series A Preferred Stock upon exercise of such warrants.

•	The affirmative vote or written consent of the holders of at least 84% of the then outstanding shares of Series A Preferred Stock (voting or consenting separately as a class) is necessary for us to:

•	Amend the Certificate of Incorporation so as to amend, alter or repeal the power, preferences or special rights of the Series A Preferred Stock in a manner that affects them adversely;

•	Increase the number of shares designated as Series A Preferred Stock; or

•	Authorize, designate or issue any class of stock having any right, preference or priority superior to or on a parity with the Series A Preferred Stock.

Pursuant to the terms of a purchase agreement dated May 12, 2003 between Cambridge Heart, Medtronic, Inc. a group of investors that we call the Belmont Group, we issued and sold 696,825 shares of our Series A Preferred Stock at a purchase price of $4.42 per share. We also issued to the Belmont Group short-term warrants exercisable for a total of 705,852 shares of Series A Preferred Stock. There were six tranches of short-term warrants that expired in monthly intervals starting September 1, 2003. The exercise price of these warrants was the lower of $4.42 or 13 times the 20-day average closing price of our common stock prior to the expiration date of these warrants. We could have extended the expiration date of up to three tranches of warrants as follows: to March 1, 2004 for the first tranche so extended, to April 1, 2004 for the second tranche so extended, and to May 1, 2004 for the third tranche so extended. The warrants issued to the Belmont Group have been exercised in full, and a total of 705,852 shares of Series A Preferred Stock have been issued to the Belmont Group pursuant to the terms of the warrants.

We also issued to Medtronic and the Belmont Group long-term warrants exercisable for 30% of the total number of shares of Series A Preferred Stock purchased through the initial investment and the exercise of the short-term warrants. The exercise price of Medtronic’s long-term warrant is $4.42 and the exercise price of the long-term warrants issued to the other investors is $5.525. These warrants expire on January 1, 2009. Medtronic received a warrant exercisable for 67,873 shares of Series A Preferred Stock. The Belmont Group received long-term warrants exercisable for up to an aggregate of 403,830 shares of Series A Preferred Stock.

In connection with this financing and in order to address certain payment obligations in existing registration rights agreements, we issued to The Tail Wind Fund Ltd., a beneficial owner of 9.0% of our common stock as of January 31, 2003, short-term warrants exercisable for 67,872 shares of Series A Preferred Stock and a long-term warrant exercisable for 75% of the total number of shares of Series A Preferred Stock purchased through the exercise of The Tail Wind Fund Ltd.’s short-term warrants. The exercise prices and the expiration dates of The Tail Wind Fund Ltd.’s warrants are consistent with the warrants that were issued to the other private investors. We also amended a warrant to purchase 82,500 shares of common stock held by The Tail Wind Fund Ltd. to reduce the exercise price from $3.50 to $0.34 per share. The Tail Wind Fund Ltd. waived its rights under the registration rights agreements to certain payments and we, The Tail Wind Fund Ltd. and Mr. Khederian amended the Registration Rights Agreement dated as of December 21, 2002 to eliminate certain provisions requiring payments by us. The short-term warrants issued to the Tail Wind Fund Ltd. have been exercised in full, and 67,872 shares of Series A Preferred Stock have been issued to the Tail Wind Fund Ltd. pursuant to the terms of the short-term warrants.

Series B Convertible Preferred Stock

Pursuant to the Cambridge Heart, Inc. Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on December 6,

2004, 7,500 shares of our preferred stock are designated as Series B Convertible Preferred Stock having the following rights:

•	Each share of Series B Preferred Stock is convertible into a number of shares of common stock equal to $1,000 divided by the conversion price of the Series B Preferred Stock, which is currently $0.45.

•	In the event that we issue shares of common stock at a purchase price below the conversion price of the Series B Preferred Stock, the conversion price of the Series B Preferred Stock will be adjusted to equal such purchase price.

•	In the event of our liquidation, dissolution or winding-up, each share of Series B Preferred Stock is entitled to receive a liquidation preference equal to $1,000 per share prior to the payment of any amount to the holders of common stock or the holders of any other class of securities that is junior to the Series B Preferred Stock but after the payment of the liquidation preference due to the holders of Series A Preferred Stock.

•	The holders of Series B Preferred Stock are entitled to vote, on an as-if converted basis, along with the holders of our common stock on all matters on which holders of common stock are entitled to vote.

•	The affirmative vote of the holders of at least 66.6% of the then outstanding shares of Series B Preferred Stock (voting separately as a class) is necessary for us to:

•	Alter or change adversely the posers, preferences or rights given to the Series B Preferred Stock or alter or amend the Certificate of Designation with respect to the Series B Preferred Stock;

•	Authorize or create any class of equity or debt ranking as to dividends (or interest in the case of debt), redemption or distribution of assets upon a liquidation, dissolution or winding-up senior to or otherwise pari passu with the Series B Preferred Stock);

•	Amend our Certificate of Incorporation so as to affect adversely the rights of the holders of the Series B Preferred Stock;

•	Increase the number of shares designated as Series B Preferred Stock; or

•	Enter into any agreement with respect to the foregoing.

Pursuant to the terms of a purchase agreement dated December 6, 2004 between Cambridge Heart and a group of institutional and other private investors, we issued and sold 5,000 shares of our Series B Preferred Stock at a purchase price of $1,000 per share. We also issued to these investors warrants exercisable for a total of 2,500 shares of Series B Preferred Stock. The warrants expire on December 6, 2009. The exercise price of these warrants is $1,100 per share.

Registration Rights

As part of our issuances of common stock and warrants to the 1999 Tail Wind investors on June 8, 1999 we agreed to register the 952,380 shares of common stock purchased by the Tail Wind investors and the 95,238 shares of common stock issuable upon exercise of the warrants issued to the Tail Wind investors. We registered these shares with the Securities and Exchange Commission in July 1999.

As part of our issuances of common stock and warrants to the Sunrise investors on October 5, 1999, October 25, 1999 and January 11, 2000 we agreed to register the 2,116,347 shares of common stock purchased by the Sunrise investors and the 571,413 shares of common stock issuable upon exercise of the warrants issued to the Sunrise investors and to Sunrise Securities Corp. In December 1999 we registered (i) the 1,516,347 shares of common stock purchased by the Sunrise investors in October 1999, (ii) the 409,413 shares of common stock issuable to the Sunrise investors and Sunrise Securities Corp. upon the exercise of the warrants issued in October 1999 and (iii) the 529,849 shares issued to the Tail Wind investors on October 5, 1999 and October 25, 1999 pursuant to the anti-dilution provisions of the purchase agreement dated June 8, 1999. In October 2000, we reregistered 17,850 shares issued in the October 1999 private placement. In February 2000, we registered (i) the 600,000 shares of our common stock purchased by a Sunrise investor in January 2000 and (ii) the 165,161 shares of our common stock issuable to the Sunrise investor and Sunrise Securities Corp. upon the exercise of warrants issued in January 2000.

As part of our issuances of common stock and warrants to the additional Sunrise investors on September 14, 2000, we agreed to register the 2,390,000 shares of common stock purchased by the additional Sunrise investors and the 860,400 shares of common stock issuable upon the exercise of warrants issued to the additional Sunrise investors and to Sunrise Securities Corp.

As part of our issuances of common stock and warrants to the 2001 Tail Wind investors on December 21, 2001 we agreed to register the 1,580,459 shares of common stock purchased by the 2001 Tail Wind investors and the 632,184 shares of common stock issuable upon exercise of the warrants issued to the 2001 Tail Wind investors. We registered these shares with the Securities and Exchange Commission in January 2002.

As part of our issuance of the warrant to Silicon Valley Bank on September 26, 2002, we agreed to include the shares issuable upon exercise of that warrant in any registration statement we propose to file covering shares of our common stock, other than certain registration statements covering shares to be sold solely for the account of other shareholders.

As part of our issuances of Series A Preferred Stock and warrants to purchase Series A Preferred Stock on May 12, 2003, we agreed to register 9,058,725 shares of our common stock issuable upon the conversion of outstanding shares of Series A Preferred Stock we previously issued in a private placement and 16,190,551 shares of our common stock issuable upon the conversion of shares of Series A Preferred Stock issuable upon the exercise of the warrants. We registered these shares with the Securities and Exchange Commission in June 2003.

As part of our issuances of Series B Preferred Stock and warrants to purchase Series B Preferred Stock on December 6, 2004, we agreed to register 11,111,112 shares of our common stock issuable upon the conversion of outstanding shares of Series B Preferred Stock we previously issued in a private placement, 5,555,557 shares of our common stock issuable upon the conversion of shares of Series B Preferred Stock issuable upon the exercise of the warrants, and such additional shares as may be issued pursuant to the anti-dilution provisions of the Series B Preferred Stock. With the filing of this registration statement of which this prospectus constitutes a part, we are fulfilling our obligations to register these shares.

Delaware Law And Certain Charter And By-Law Provisions

We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is (i) a person who, together with affiliates and associates, owns 15% or more of the corporation’s voting stock or (ii) an affiliate or associate of Cambridge Heart who was the owner, together with affiliates and associates, of 15% or more of our outstanding voting stock at any time within the 3-year period prior to the date for determining whether such person is “interested.”

Our certificate of incorporation provides for the division of our board of directors into three classes as nearly equal in size as possible with staggered three-year terms. In addition, our certificate of incorporation provides that directors may be removed only for cause by the affirmative vote of the holders of two-third of the shares of capitals stock of the corporation entitled to vote. Under our certificate of incorporation, any vacancy on our board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of Cambridge Heart.

Our certificate of incorporation also provides that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation further provides that special meetings of our stockholders may only be called by the chairman of the board of directors, by our chief executive officer or by our board of directors. Under our by-laws, in order for any matter to be considered properly brought before a meeting, a stockholder must comply with certain requirements regarding advance notice to Cambridge Heart. The foregoing provisions could have the effect of delaying until the next stockholders’ meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders’ meeting, and not by written consent.

The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our certificate of incorporation and by-laws require the affirmative vote of the holders of at least 75% of our shares of capital stock issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

Our certificate of incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director’s duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, our certificate of incorporation contains provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

PLAN OF DISTRIBUTION

This prospectus covers 20,120,000 shares of our common stock. All of the shares offered are being sold by the selling stockholders. We will not realize any proceeds from the sale of the shares by the selling stockholder.

Each selling stockholder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the OTC Bulletin Board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each selling stockholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed the Company that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

LEG AL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Nutter McClennen & Fish, LLP, Boston, Massachusetts. Joseph E. Mullaney III, Esq., a partner of the Firm, is the beneficial owner of ten shares of our Series B Preferred Stock, which are currently convertible into 22,222 shares of our common stock. Mr. Mullaney also owns warrants to acquire an additional five shares of our Series B Preferred Stock, which are currently convertible into 11,111 shares of our common stock.

EXPERTS

The financial statements incorporated by reference in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC’s Internet site at http://www.sec.gov.

This prospectus is part of a Registration Statement that we filed with the SEC. The Registration Statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus automatically updates and supersedes previously filed information. We are incorporating by reference the documents listed below and all of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement.

The following documents filed by Cambridge Heart with the SEC are incorporated herein by reference:

•	our Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the SEC on March 30, 2004;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, as filed with the SEC on May 17, 2004;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 as filed with the SEC on August 16, 2004;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 as filed with the SEC on November 15, 2004;

•	our Current Report on Form 8-K, as filed with the SEC on November 24, 2004; and

•	our Current Report on Form 8-K, as filed with the SEC on December 7, 2004.

DOCUMENTS DELIVERED WITH THIS PROSPECTUS

This prospectus is accompanied by a copy of our most Annual Report on Form 10-K (which is currently our Annual Report for the fiscal year ended December 31, 2003) and our most recent Quarterly Report on Form 10-Q (which is currently our Quarterly Report for the quarter ended September 30, 2004).

If you need an additional copy of these documents, or if you would like to receive a copy of any of the other items referenced above, you may request copies, at no cost, by writing or telephoning us at the address set forth below. We will provide copies of the exhibits to these filings only if they are specifically incorporated by reference in these filings.

Cambridge Heart, Inc.

1 Oak Park Drive

Bedford, Massachusetts 01730

Attention: Robert B. Palardy

(781) 271-1200

bobp@cambridgeheart.com

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses Of Issuance And Distribution

The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby (except any underwriting discounts and commissions), all of which will be borne by Cambridge Heart. All amounts shown are estimates except the SEC registration fee.

Filing Fee – Securities and Exchange Commission	$1,492
Legal fees and expenses	$30,000
Accounting fees and expenses	$5,000
Printing fees	$15,000
Miscellaneous expenses	$5,000

Total expenses	$56,492

Item 15.	Indemnification Of Directors And Officers

Article EIGHTH of the Registrant’s Restated Certificate of Incorporation provides that no director of the Registrant shall be personally liable for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

Article NINTH of the Registrant’s Restated Certificate of Incorporation provides that a director or officer of the Registrant (a) shall be indemnified by the Registrant against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Registrant) brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Registrant against all expense (including attorneys’ fees) and amounts paid in settlement incurred in connection with any action by or in the right of the Registrant brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the Registrant, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by the Registrant against all expenses (including attorneys’ fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

Indemnification is required to be made unless the Registrant determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the Registrant that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the Registrant fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the Registrant notice of the action for which indemnity is sought and the Registrant has the right to participate in such action or assume the defense thereof.

Article NINTH of the Registrant’s Restated Certificate of Incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law is amended to expand the indemnification permitted to directors or officers the Registrant must indemnify those persons to the full extent permitted by such law as so amended.

Section 145 of the Delaware General Corporation law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the requires of the corporation in related capacities against amounts paid and expense incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

Cambridge Heart has obtained directors and officers insurance for the benefit of its directors and its officers.

Item 16.	Exhibits

The exhibits listed in the Exhibit Index immediately preceding the exhibits are filed as part of this Registration Statement on Form S-2.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

(2)	That, for the purposes of determining any liability under the Securities Act each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bedford, Commonwealth of Massachusetts, on January 6, 2005.

CAMBRIDGE HEART, INC.

By:	/s/ DAVID A. CHAZANOVITZ
David A. Chazanovitz
President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of Cambridge Heart, Inc., hereby severally constitute and appoint David A. Chazanovitz, Robert B. Palardy and Joseph E. Mullaney III, and each of them acting singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement on Form S-2 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Cambridge Heart, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ DAVID A. CHAZANOVITZ David A. Chazanovitz	Chief Executive Officer and Director (Principal Executive Officer)	January 6, 2005

/s/ ROBERT B. PALARDY Robert B. Palardy	Chief Financial Officer, Vice President, Finance and Administration, Treasurer and Secretary (Principal Financial and Accounting Officer)	January 6, 2005

/s/ RICHARD J. COHEN Richard J. Cohen	Director	January 6, 2005

/s/ KENNETH HACHIKIAN Kenneth Hachikian	Director	January 6, 2005

/s/ ROBERT P. KHEDERIAN Robert P. Khederian	Director	January 6, 2005

/s/ JEFFREY J. LANGAN Jeffrey J. Langan	Director	January 6, 2005

/s/ REED MALLECK Reed Malleck	Director	January 6, 2005

EXHIBIT INDEX

Exhibit No.	Description

3.1	Restated Certificate of Incorporation of the Registrant is incorporated herein by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-04879).

3.2	Certificate of Amendment of Restated Certificate of Incorporation of the Registrant is incorporated herein by reference to Exhibit 3.2 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2001 (File No. 0-20991).

3.3	Certificate of Amendment of Restated Certificate of Incorporation of the Registrant is incorporated by reference to Exhibit 3.3 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2003.

3.4	Certificate of Designations of the Preferred Stock of the Registrant to be Designated Series A Convertible Preferred Stock, dated as of May 12, 2003 is incorporated herein by reference to Exhibit 3.3 to the Registrant’s Current Report on Form 8-K dated May 13, 2003 (File No. 0-20991).

3.5	Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock, dated as of December 6, 2004 is incorporated herein by reference to Exhibit 3.5 to the Registrant’s Current Report on Form 8-K dated December 7, 2004 (File No. 0-20991).

3.6	By-Laws of the Registrant, as amended, is incorporated herein by reference to Exhibit 3.3 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-04879).

4.1	Specimen Certificate for shares of Common Stock, $.001 par value, of the Registrant is incorporated herein by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-04879).

4.2	See Exhibits 3.1, 3.2, 3.3, 3.4, 3.5 and 3.6 for provisions of the Registrant’s certificate of incorporation, certificate of designations and by-laws defining the rights of holders of common stock.

4.3	Antidilution Agreement by and between the Registrant and Silicon Valley Bank, dated September 26, 2002 is incorporated herein by reference to Exhibit 4.1 to the Registrant’s Form 10-Q for the quarter ended September 30, 2002 (File No. 0-20991).

5	Opinion of Nutter, McClennon & Fish, LLP.*

10.1	1993 Incentive and Non-Qualified Stock Option Plan, as amended is incorporated herein by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-04879).

10.2	1996 Equity Incentive Plan, as amended is incorporated herein by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-04879).

10.3	1996 Employee Stock Purchase Plan is incorporated herein by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-04879).

10.4	1996 Director Stock Option Plan is incorporated herein by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-04879).

10.5	2001 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.5 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2001 (File No. 0-20991).

10.6	Consulting and Technology Agreement between the Registrant and Dr. Richard J. Cohen, dated February 8, 1993 is incorporated herein by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-04879).

10.7	License Agreement by and between the Registrant and Dr. Richard J. Cohen, dated February 8, 1993 is incorporated herein by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-04879).

10.8	License Agreement by and between the Registrant and the Massachusetts Institute of Technology, dated September 28, 1993, relating to the technology of “Assessing Myocardial Electrical Stability” is incorporated herein by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 0-20991).

10.9	Agreement to Extend the Consulting and Technology Agreement between the Registrant and Dr. Richard J. Cohen, dated January 28, 2003 is incorporated herein by reference to Exhibit 10.9 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2002 (File No. 0-20991).

10.10	First Amendment to the License Agreement by and between the Registrant and the Massachusetts Institute of Technology dated May 21, 1998, relating to the technology of “Assessing Myocardial Electrical Stability” is incorporated herein by reference to Exhibit 10.4 to the Company’s Form 10-Q for the quarter ended June 30, 1998 (File No. 0-20991).

10.11+	Distributor Agreement, dated as of April 1, 1998, by and between the Registrant and Reynolds Medical Ltd. is incorporated herein by reference to Exhibit 10.6 to the Company’s Form 10-Q for the quarter ended June 30, 1998 (File No. 0-20991).

10.12	Severance Agreement dated November 18, 1999 between the Registrant and Robert Palardy is incorporated herein by reference to Exhibit 10.32 to the Registrant’s Form 10-K for the fiscal year ended December 31, 1999.

10.13	Severance Agreement dated November 18, 1999 between the Registrant and James Sheppard is incorporated herein by reference to Exhibit 10.34 to the Registrant’s Form 10-K for the fiscal year ended December 31, 1999.

10.14+	Distribution and License Agreement dated August 1, 2003 between the Registrant and Burdick, Inc. a subsidiary of Quinton Cardiology Systems, Inc. is incorporated herein by reference to Exhibit 10.1 to the Registrant’s Form 10-Q for the quarter ended September 30, 2003.

10.15	Severance Agreement dated September 27, 2000 between the Registrant and David Chazanovitz is incorporated herein by reference to Exhibit 10.2 to the Registrant’s Form 10-Q for the quarter ended September 30, 2000.

10.16	Lease Agreement by and between the Registrant and R.W. Connelly, dated November 30, 2003 is incorporated by reference to Exhibit 10.16 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2003.

10.17	Securities Purchase Agreement among the Registrant and The Tail Wind Fund, Ltd. and Robert P. Khederian dated December 21, 2001 is incorporated herein by reference to Exhibit 10.31 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2001.

10.18	Amendment to Registration Rights Agreement and Waiver, dated May 12, 2003, by and among the Registrant, The Tail Wind Fund, Ltd. and Robert P. Khederian is incorporated herein by reference to Exhibit 10.2 to the Registrant’s Form 10-Q for the quarter ended March 31, 2003.

10.19	Amendment No. 1, dated May 12, 2003, to the Warrant issued as of September 14, 2000 to the Tail Wind Fund Ltd. by and between the Registrant and the Tail Wind Fund Ltd. is incorporated herein by reference to Exhibit 10.3 to the Registrant’s Form 10-Q for the quarter ended March 31, 2003

10.20	Warrant to Purchase Stock issued to Silicon Valley Bank on September 26, 2002 is incorporated herein by reference to Exhibit 4.2 to the Registrant’s Form 10-Q for the quarter ended September 30, 2002 (File No. 0-20991).

10.21	Severance Agreement dated January 30, 2003 between the Registrant and Robert LaRoche is incorporated herein by reference to Exhibit 10.27 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2002.

10.22	Securities Purchase Agreement among the Registrant and the Purchasers dated May 12, 2003 is incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated May 13, 2003 (File No. 0-20991).

10.23	Registration Rights Agreement, dated as of May 12, 2003, by and among the Registrant and the signatories thereto is incorporated herein by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K dated May 13, 2003 (File No. 0-20991).

10.24	Form of Long-Term Warrant to purchase shares of Series A Preferred Convertible Stock of the Registrant issued on May 12, 2003 in connection with the sale of the Series A Convertible Preferred Stock is incorporated herein by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K dated May 13, 2003 (File No. 0-20991).

10.25	Warrant to purchase shares of Series A Preferred Convertible Stock of the Registrant issued on May 12, 2003 to Medtronic, Inc. in connection with the sale of the Series A Convertible Preferred Stock is incorporated herein by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K dated May 13, 2003 (File No. 0-20991).

10.26	Amendment to Registration Rights Agreement and Waiver, dated as of May 12, 2003, by and among the Registrant, The Tail Wind Fund Ltd. and Robert P. Khederian is incorporated herein by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (File No. 0-20991).

10.27	Amendment No.1, dated as of May 12, 2003, to the Warrant issued as of September 14, 2000 to the Tail Wind Fund Ltd. by and between the Registrant and The Tail Wind Fund Ltd. is incorporated herein by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (File No. 0-20991).

10.28+	Amendment to Consulting and Technology Agreement between the Registrant and Dr. Richard Cohen, dated May 7, 2003 is incorporated by reference to Exhibit 10.28 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2003.

10.29	Securities Purchase Agreement, dated as of December 6, 2004 by and among the Registrant and the signatories thereto is incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated December 7, 2004 (File No. 0-20991).

10.30	Registration Rights Agreement, dated as of December 6, 2004 by and among the Registrant and the signatories thereto is incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K dated December 7, 2004 (File No. 0-20991).

10.31	Form of Warrant to purchase shares of Series B Convertible Preferred Stock of the Registrant, dated as of December 6, 2004 and issued in connection with the sale of shares of Series B Convertible Preferred Stock is incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K dated December 7, 2004 (File No. 0-20991).

10.32	Form of Warrant to purchase shares of common stock, dated as of December 6, 2004 issued to placement agent in connection with the sale of shares of Series B Convertible Preferred Stock.

23.1	Consent of PricewaterhouseCoopers LLP.

24	Power of attorney (contained on signature page).

+	Confidential treatment has been requested as to certain portions of this Exhibit. Such portions have been omitted and filed separately with the Securities and Exchange Commission.

*	To be filed by amendment.